UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                           For the month of March 2006

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                       Yes |_|               No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

            The following document is being filed with this 6-K report and is attached hereto.

Press Release dated March 1, 2006

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2005
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

For further information contact:
Quinenco S.A.
Cindi Freeman-IRO
(56-2) 750-7221
E-mail: cfreeman@lq.cl

                    QUINENCO S.A. ANNOUNCES 2005 CONSOLIDATED
                       FOURTH QUARTER AND YEAR END RESULTS

(Santiago, Chile, March 1, 2006) Quinenco S.A. (NYSE:LQ), a leading Chilean business conglomerate, announced today its consolidated financial results in Chilean GAAP, for the fourth quarter and year ended December 31, 2005.

Consolidated financial results are presented in accordance with Chilean GAAP. All figures are presented in constant Chilean pesos and have been adjusted to reflect the effects of inflation (3.6% year-over-year). Figures in US$ have been converted from Chilean pesos (Ch$) at the observed exchange rate on December 31, 2005 (Ch$512.50 = US$1.00) and are only provided for the reader's convenience.

--------------------------------------------------------------------------------
                                 2005 HIGHLIGHTS
--------------------------------------------------------------------------------

- Consolidated sales rose by 6.5% to Ch$421,968 million (US$823.4 million) in 2005, mainly attributable to the strong revenue growth experienced by Madeco during the year in its cables business unit.

- Operating income also benefited from the improvement in Madeco's performance, increasing by 9.0% to Ch$30,646 million (US$59.8 million) in 2005.

- Net income amounted to Ch$51,080 million (US$99.7 million) in 2005, an increase of Ch$26,887 million (US$52.5 million) compared to 2004. Net income reflects the healthy gains on the sale of shares in the retail sector, which amounted to Ch$23,657 million (US$46.2 million), as well as the solid performance of Quinenco's operating companies, whose contribution to Quinenco's net income increased by 16.8% to Ch$76,829 million (US$149.9 million) in 2005.

- Earnings per ordinary share amounted to Ch$47.31 (US$0.09) and Ch$473.07 (US$0.92) per ADR in 2005.

--------------------------------------------------------------------------------


                                                                    Page 1 of 20
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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2005
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
GROUP HIGHLIGHTS - FOURTH QUARTER 2005 AND SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

----------------------
Quinenco
----------------------

In October 2005, Quinenco issued Series D bonds in the local market for a total amount of UF2,700,000. The term of the bonds is 8 years with a corresponding coupon rate of 3.5%. Proceeds from the bond issue were used to refinance existing bond debt (Series B).

----------------------
Madeco
----------------------

In the last quarter of 2005, Madeco raised Ch$44,017 million (historic value) (observed exchange rate on November 21, 2005 was US$83.7 million) in new capital on the Chilean stock exchanges. Quinenco subscribed for 281,781,912 shares (Ch$13,672 million or US$26.0 million on November 21, 2005), which represented only a portion of its preferential rights. As a result, Quinenco's ownership interest in Madeco decreased from 51.2% to 47.8%. Since Quinenco elects a majority of the Board of Directors, under Chilean GAAP it will continue to consolidate Madeco's operations even though its ownership interest is less than 50%. Funds raised in the capital increase were primarily used to reduce company indebtedness.

----------------------------
Banco de Chile
----------------------------

In October 2005, Banco de Chile's U.S. Branches reached an agreement with regulators in the United States to pay a US$3 million civil money penalty to resolve allegations related to its compliance with the U.S. Bank Secrecy Act and anti-money laundering regulations.


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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2005
--------------------------------------------------------------------------------

                                                       Net Income Contribution
---------------------------------------------------------------------------------------------------------------------------------
                                  Quinenco's                                                   Full Year   Full Year   Full Year
                                 ownership %     4Q 2004     3Q 2005     4Q 2005   4Q 2005          2004        2005        2005
Sector/Company                    12/31/2005        MCh$        MCh$        MCh$      MUS$          MCh$        MCh$        MUS$
---------------------------------------------------------------------------------------------------------------------------------
Financial Services:
Banco de Chile (1)(3)                  52.2%       9.343      13,261      10,947      21.4        47,254      52,769       103.0
---------------------------------------------------------------------------------------------------------------------------------
Food & Beverage:
CCU (4)                                32.1%       7,477       2,584       6,438      12.6        14,488      15,452        30.2
---------------------------------------------------------------------------------------------------------------------------------
Telecommunications:
Telsur (1)                             73.7%       1,412       1,508       1,405       2.7         5,235       5,656        11.0
Entel (2)                               5.7%       1,163         960       1,033       2.0         2,792       4,040         7.9
---------------------------------------------------------------------------------------------------------------------------------
Manufacturing:
Madeco (1)                             47.8%         411         824         858       1.7         4,781       6,089        11.9
---------------------------------------------------------------------------------------------------------------------------------
Other operating companies (5)                     (6,153)     (2,359)     (2,480)     (4.8)       (8,795)     (7,177)      (14.0)
---------------------------------------------------------------------------------------------------------------------------------
Total operating companies                         13,653      16,778      18,201      35.5        65,755      76,829       149.9
---------------------------------------------------------------------------------------------------------------------------------
Quinenco & holding companies                     (11,493)    (11,614)    (12,175)    (23.8)      (41,562)    (25,749)      (50.2)
---------------------------------------------------------------------------------------------------------------------------------
Total                                              2,160       5,164       6,026      11.8        24,193      51,080        99.7
---------------------------------------------------------------------------------------------------------------------------------

The figures provided in the above table correspond to Quinenco's proportionate share of each company's net income (loss).

(1)   Operating company in which Quinenco has direct or indirect control.

(2)   Operating company in which Quinenco holds a minority interest.

(3)   Ownership % in the above table corresponds to voting rights in Banco de
      Chile.

(4) Operating company which is controlled jointly between Quinenco and Heineken Int'l (through a shareholders' agreement).

(5) Other operating companies include results from Habitaria, Indalsa and Hoteles Carrera.

      ------------------------------
      Net Income - Full Year 2005
      ------------------------------

      Quinenco reported net income of Ch$51,080 million (US$99.7 million) in 2005, an increase of 111% compared to the net income of Ch$24,193 million (US$47.2 million) reported in 2004. The rise in net income was attributable to an increase in profits from operating companies, as well as gains associated with the sale of investments in the retail sector.

      The contribution to net income from Quinenco's operating companies rose by 16.8%, reaching Ch$76,829 million (US$149.9 million) in 2005. Each of the main sectors in which Quinenco invests showed strong growth during the year. In addition, losses at the holding company level were reduced by Ch$15,813 million (US$30.9 million), mainly due to a non-recurring gain on the sale of Almacenes Paris/Cencosud shares which amounted to Ch$20,966 million (US$ 40.9 million).

      Earnings per ordinary share amounted to Ch$47.31 (US$0.09) and Ch$473.07 (US$0.92) per ADR in 2005.

      ------------------------------
      Net Income - 4Q 2005
      ------------------------------

      Quinenco reported net income for the fourth quarter of 2005 of Ch$6,026 million (US$11.8 million), compared to net income of Ch$2,160 million (US$4.2 million) in the fourth quarter of 2004, an increase of 179.0%. The increase in 4Q 2005 earnings was attributable to a sharp rise in the contribution from operating companies, which jumped by more than 33% to Ch$18,201 million (US$35.5 million) as a result of a reduction in losses from other operating companies, mainly Habitaria.

      Earnings per ordinary share for the fourth quarter of 2005 amounted to Ch$5.58 (US$0.01) and earnings per ADR, Ch$55.81 (US$0.11).


                                                                    Page 3 of 20
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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2005
--------------------------------------------------------------------------------

                                              Consolidated Income Statement Breakdown
----------------------------------------------------------------------------------------------------------------------
                                              4Q 2004     3Q 2005     4Q 2005     4Q 2005     YTD 2004       YTD 2005
                                                 MCh$        MCh$        MCh$        MUS$         MCh$           MCh$
----------------------------------------------------------------------------------------------------------------------
Revenues
----------------------------------------------------------------------------------------------------------------------
Madeco                                         77,158      85,602      88,555       172.8      335,700        365,488
Telefonica del Sur                             14,081      13,660      13,904        27.1       54,846         54,724
Quinenco & holding                                842         317         330         0.6        5,735          1,756
----------------------------------------------------------------------------------------------------------------------
Total                                          92,081      99,579     102,789       200.6      396,281        421,968
----------------------------------------------------------------------------------------------------------------------
Operating income (loss)
----------------------------------------------------------------------------------------------------------------------
Madeco                                          4,859       6,706       5,898        11.5       26,083         27,840
Telefonica del Sur                              3,415       3,372       3,330         6.5       12,965         12,983
Quinenco & holding                             (3,220)     (2,586)     (2,514)       (4.9)     (10,920)       (10,177)
----------------------------------------------------------------------------------------------------------------------
Total                                           5,054       7,492       6,714        13.1       28,128         30,646
----------------------------------------------------------------------------------------------------------------------
Non-operating income (loss)
----------------------------------------------------------------------------------------------------------------------
Interest income                                   300         566       1,049         2.0        2,032          3,047
Share of net  income/loss  from related
co:
Banco de Chile                                  9,343      13,261      10,947        21.4       47,254         52,769
CCU                                             7,477       2,584       6,438        12.6       14,488         15,452
Entel                                           1,163         960       1,033         2.0        2,792          4,040
Other equity investments                       (3,812)         46        (654)       (1.3)      (3,960)          (455)
Other non-op income                             1,560         710       2,485         4.8        7,278         29,072
Amortization of GW expense                     (5,175)    (5,252)      (6,621)      (12.9)     (21,313)       (22,883)
Interest expense                               (7,727)    (7,935)      (6,416)      (12.5)     (29,757)       (28,846)
Other non-op expenses                          (5,521)    (3,211)      (3,617)       (7.1)     (16,620)       (12,072)
Price-level restatement                         (926)       (890)      (2,222)       (4.3)        (370)        (4,345)
Foreign exchange gains & losses                   665        (77)      (2,271)       (4.4)         310         (1,034)
----------------------------------------------------------------------------------------------------------------------
Total                                          (2,653)       762          151         0.3        2,134         34,745
----------------------------------------------------------------------------------------------------------------------
Income tax                                      (710)     (1,590)         686         1.3       (2,026)        (6,783)
Extraordinary items                               --          --           --          --           --             --
Minority interest                             (1,121)     (1,796)      (1,960)       (3.8)      (6,967)        (9,328)
Amortization of negative GW                    1,590         296          435         0.8        2,924          1,800
----------------------------------------------------------------------------------------------------------------------
Net income (loss)                              2,160       5,164        6,026        11.8       24,193         51,080
----------------------------------------------------------------------------------------------------------------------

      -----------------------------
      Revenues - Full Year 2005
      -----------------------------

      Consolidated revenues totaled Ch$421,968 million (US$823.4 million) in 2005, an increase of 6.5% from the Ch$396,281 million (US$773.2 million) reported in 2004. The increase in sales in 2005 was attributable to Madeco's operations. Madeco's sales, which rose by 8.9% to Ch$365,488 million (US$713.1 million), were boosted by strong demand for wire and cable products in its principal markets. The increase in consolidated sales was partially offset by a reduction in sales at the corporate level, which include the operations of Hoteles Carrera and Indalsa, both of whom have sold almost all of their productive assets.

      Consolidated sales in 2005 can be broken down as follows: Madeco (86.6%), Telefonica del Sur (13.0%) and others (0.4%).


                                                                    Page 4 of 20
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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

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QUINENCO S.A.
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--------------------------------------------------------------------------------

      ------------------
      Revenues - 4Q 2005
      ------------------

      Consolidated revenues for the fourth quarter of 2005 were Ch$102,789 million (US$200.6 million), up by 11.6% from the Ch$92,081 million (US$179.7 million) reported in the fourth quarter of 2004, mostly explained by a 14.8% increase in Madeco's sales, attributable to its cables business unit.

      Consolidated sales can be broken down as follows: Madeco (86.2%), Telefonica del Sur (13.5%) and others (0.3%).

      ---------------------------------
      Operating Income - Full Year 2005
      ---------------------------------

      Consolidated operating income was Ch$30,646 million (US$59.8 million) in 2005, up by 9.0% from the Ch$28,128 million (US$54.9 million) reported in 2004. The increase in operating profit for the year was primarily attributable to Madeco's operations, which benefited from strong wire and cable sales. To a lesser extent, reduced administrative expenses at the corporate level also contributed to the improvement in operating results.

      --------------------------
      Operating Income - 4Q 2005
      --------------------------

      Operating income for the fourth quarter of 2005 was Ch$6,714 million (US$13.1 million), up by 32.9% from the Ch$5,054 million (US$9.9 million) reported in the fourth quarter of 2004. The improvement in consolidated operating income was mainly attributable to Madeco's operations, which benefited from the strong performance of its cables and flexible packaging business units and, to a lesser extent, a reduction in expenses at the corporate level.

      -----------------------
      EBITDA - Full Year 2005
      -----------------------

      EBITDA amounted to Ch$56,789 million (US$110.8 million) in 2005, compared to Ch$54,630 million (US$106.6 million) in 2004, an increase of 4.0%, mainly attributable to Madeco's operations.

      ----------------
      EBITDA - 4Q 2005
      ----------------

      EBITDA reached Ch$13,347 million (US$26.0 million) in 4Q 2005, compared to Ch$11,317 million (US$22.1 million) in 4Q 2004, an increase of 17.9% compared to the same period in 2004, mainly attributable to Madeco's operations and to a lesser extent, to the reduction in expenses at the corporate level.

      --------------------------------------
      Non-Operating Results - Full Year 2005
      --------------------------------------

      Non-operating income amounted to Ch$34,745 million (US$67.8 million) in 2005, compared to non-operating income of Ch$2,134 million (US$4.2 million) in 2004. The main items included in non-operating results are discussed below:

            --------------------------------------------------------------------
            Proportionate share of net income of equity method investments (net)
            - Full Year 2005
            --------------------------------------------------------------------

            Quinenco's proportionate share of net income from equity method investments reached Ch$71,806 million (US$140.1 million), an increase of 18.5% compared to the Ch$60,574 million (US$118.2 million) reported in 2004. Included with results from equity method investments (net) is Quinenco's proportionate share of Banco de Chile's net income which amounted to Ch$52,769 million (US$103.0 million), an increase of 11.7% over 2004 and the highest in the bank's history. The other main equity investment, CCU, reported a 2.4% rise in its net profits as a result of improved operating performance, which in turn increased Quinenco's proportionate share to Ch$15,452 million (US$30.2 million). Equity income from Entel amounted to Ch$4,040 million (US$7.9 million), up by 44.7% from 2004, mainly due to a 41% increase in operating income, driven by growth of mobile services and international subsidiaries.


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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
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--------------------------------------------------------------------------------

            Quinenco reported a loss (net) of Ch$455 million (US$0.9 million) on other equity investments, down from the loss of Ch$3,960 million (US$7.7 million) reported in 2004, which was mostly composed of a loss in connection with its 50% interest in Habitaria.

            -------------------------------------------
            Other non-operating income - Full Year 2005
            -------------------------------------------

            Other non-operating income amounted to Ch$29,072 million (US$56.7 million), compared to Ch$7,278 million (US$14.2 million) reported in 2004. The variation is primarily explained by gains on the sale of investments of Ch$23,924 million (US$46.7 million), which included the sale of shares of Almacenes Paris/Cencosud (Ch$20,966 million or US$40.9 million) and DyS (Ch$2,691 million or US$5.3 million).

            Worth noting is that other non-operating income includes a gain of Ch$1,709 million (US$3.3 million related to Madeco's capital increase to which Quinenco subscribed only a portion of its preferential rights. The effect of the non-subscription in 2005 is offset by a charge to income for the same amount for extraordinary amortization of goodwill expense associated with Quinenco's interest in Madeco's capital increase.

            -------------------------------------------------
            Amortization of goodwill expense - Full Year 2005
            -------------------------------------------------

            Amortization of goodwill expense amounted to Ch$22,883 million (US$44.6 million) in 2005, a variation of 7.4% from the Ch$21,313 million (US$41.6 million) reported in 2004. Goodwill expense is mostly related to the Banco de Chile acquisition in March 2001.

            Goodwill (net) corresponding to Banco de Chile amounted to Ch$271,747 million (US$530.2 million) as of December 31, 2005 (this includes goodwill of Ch$63,382 million (US$123.7 million) associated with the ex-Banco Edwards acquisition in 1999). Goodwill is amortized over a twenty-year period, using the straight-line method.

            Included with amortization of goodwill expense is a charge to income for Ch$1,709 million (US$3.3 million) related to Madeco's capital increase to which Quinenco subscribed only a portion of its preferential rights. The effect of the non-subscription in 2005 is offset by a gain on the non-subscription for the same amount, which is included with other non-operating income.

            -------------------------------------------------
            Interest Expense - Full Year 2005
            -------------------------------------------------

            Interest expense in 2005 amounted to Ch$28,846 million (US$56.3 million), a 3.1% decrease compared to the Ch$29,757 million (US$58.1 million) reported in 2004. The decrease is mainly explained by a reduction in interest expense associated with Madeco's and Telefonica del Sur's operations, partially offset by an increase in interest at the corporate level. Madeco and Telefonica del Sur reported lower interest expense during the year due to reduced debt levels and lower prevailing interest rates. At the corporate level, interest expense included the cost of refinancing local bonds in 2005.

            -------------------------------------------------
            Other non-operating expenses - Full Year 2005
            -------------------------------------------------

            Other non-operating expenses amounted to Ch$12,072 million (US$23.6 million), compared to Ch$16,620 million (US$32.4 million) in 2004. In 2004, other non-operating expenses included higher provisions and costs associated with the closure and defense of Indalsa Peru (ex-Lucchetti Peru), partially explaining the variation between the two years. Likewise, in comparison to 2005, higher charges were made for depreciation on unused assets and other write-offs.


                                                                    Page 6 of 20
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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2005
--------------------------------------------------------------------------------

            -----------------------------------------------------------------
            Price-level restatement and foreign currency translation losses - Full Year 2005
            -----------------------------------------------------------------

            In 2005, the losses specific to foreign currency translation amounted to Ch$1,034 million (US$2.0 million), compared to gains of Ch$310 million (US$0.6 million) in 2004. In 2005, foreign currency translation losses are mainly associated with Madeco's operations in Brazil as a result of the devaluation of the Brazilian real.

            Price-level restatement losses amounted to Ch$4,345 million (US$8.5 million) in 2005, compared to losses of Ch$370 million (US$0.7 million) reported in 2004, primarily attributable to Madeco and Quinenco's intermediate holding companies.

      -------------------------------
      Non-Operating Results - 4Q 2005
      -------------------------------

      Quinenco reported non-operating income of Ch$151 million (US$0.3 million) in the fourth quarter of 2005, compared to non-operating losses of Ch$2,653 million (US$5.2 million) in the same quarter of 2004. The variation between the two periods is mostly explained by an increase in Quinenco's proportionate share of income from its equity method investments, lower interest expense and a reduction in other non-operating expenses, the effects of which were partially offset by price-level restatement and foreign currency translations losses. The main items included in non-operating results are discussed below:

            --------------------------------------------------------------------
            Proportionate share of net income of equity method investments (net)
            - 4Q 2005
            --------------------------------------------------------------------

            Quinenco's proportionate share of net income from equity method investments (net) reached Ch$17,764 million (US$34.7 million), compared to Ch$14,171 million (US$27.7 million) in 4Q 2004, an increase of 25.4%. The increase mainly corresponded to growth in the proportionate share of net income from Banco de Chile (+Ch$1,604 million or US$3.1 million) and a reduction in other equity investment losses of Ch$3,158 million or US$6.2 million, mainly related to Habitaria's operations .

            ------------------------------------
            Other non-operating income - 4Q 2005
            ------------------------------------

            Other non-operating income was Ch$2,485 million (US$4.8 million), compared to Ch$1,560 million (US$3.0 million) in the fourth quarter of 2004. Other non-operating income in 4Q 2005 was mainly composed of a gain related to Madeco's capital increase to which Quinenco subscribed only a portion of its preferential rights. The effect of the non-subscription in 4Q 2005 is offset by a charge to income for the same amount for extraordinary amortization of goodwill expense associated with Quinenco's interest in Madeco's capital increase.

            ------------------------------------------
            Amortization of goodwill expense - 4Q 2005
            ------------------------------------------

            Amortization of goodwill expense amounted to Ch$6,621 million (US$12.9 million) in the fourth quarter of 2005, compared to Ch$5,175 million (US$10.1 million) reported in the same period of 2004. Goodwill expense is mostly related to the Banco de Chile acquisition in 2001, and to a lesser extent, the Banco Edwards acquisition in 1999 (now kept on the books as Banco de Chile).

            Included with amortization of goodwill expense is a one-time charge to income for Ch$1,709 million (US$3.3 million) related to Madeco's capital increase to which Quinenco subscribed only a portion of its preferential rights. The effect of the non-subscription in 2005 is offset by a gain on the non-subscription for the same amount, which is included with other non-operating income.

            --------------------------
            Interest Expense - 4Q 2005
            --------------------------

            Interest expense for the fourth quarter of 2005 amounted to Ch$6,416 million (US$12.5 million), a decrease of 17.0% compared to the same period in 2004. The decrease is mainly explained by a reduction in interest expense


                                                                    Page 7 of 20
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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2005
--------------------------------------------------------------------------------

            associated with Madeco's and Telefonica del Sur's operations due to reduced debt levels and lower prevailing interest rates.

            --------------------------------------
            Other non-operating expenses - 4Q 2005
            --------------------------------------

            Other non-operating expenses amounted to Ch$3,617 million (US$7.1 million) compared to Ch$5,521 million (US$10.8 million) in the fourth quarter of 2004. Other non-operating expenses are mostly composed of loss provisions, asset write-downs and legal and professional expenses.

            --------------------------------------------------------------------
            Price-level restatement and foreign currency translation losses - 4Q 2005
            --------------------------------------------------------------------

            In 4Q 2005, the losses specific to foreign currency translation differences amounted to Ch$2,271 million (US$4.4 million), compared to a gain of Ch$665 million (US$1.3 million) reported in the fourth quarter of 2004, primarily attributable to Madeco's operations in Brazil as a result of the effect of the devaluation of the Brazilian real.

            Price-level restatement losses amounted to Ch$2,222 million (US$4.3 million), compared to losses of Ch$926 million (US$1.8 million) in 4Q 2004, primarily attributable to Madeco and Quinenco's intermediate holding companies.

      ----------------------------------
      Income Taxes - Full Year 2005
      ----------------------------------

      Quinenco reported income taxes in 2005 amounting to Ch$6,783 million (US$13.2 million), compared to income taxes of Ch$2,026 million (US$4.0 million) in 2004.

      ----------------------------------
      Income Taxes - 4Q 2005
      ----------------------------------

      Quinenco reported an income tax credit of Ch$686 million (US$1.3 million), compared to income tax expense of Ch$710 million (US$1.4 million) reported in the fourth quarter of 2004.

      ----------------------------------
      Minority Interest - Full Year 2005
      ----------------------------------

      In 2005, Quinenco reported a deduction from income of Ch$9,328 million (US$18.2 million), compared to a deduction from income of Ch$6,967 million (US$13.6 million) in 2004. In 2005, minority interest is mainly related to minority shareholders' proportionate share of Madeco's and Telefonica del Sur's net income reported in 2005. The variation between the two years is mainly explained by the higher net results reported by Madeco.

      ----------------------------------
      Minority Interest - 4Q 2005
      ----------------------------------

      In the fourth quarter of 2005, Quinenco reported a deduction from income of Ch$1,960 million (US$3.8 million), compared to a deduction from income of Ch$1,121 million (US$2.2 million) in 4Q 2004. The amount is mainly related to minority shareholders' proportionate share of Madeco's and Telefonica del Sur's fourth quarter 2005 income. The variation between the two years is mainly explained by the higher net results reported by Madeco.

      --------------------------------------------------
      Amortization of Negative Goodwill - Full Year 2005
      --------------------------------------------------

      Amortization of negative goodwill amounted to Ch$1,800 million (US$3.5 million) in 2005, compared to Ch$2,924 million (US$5.7 million) in 2004. In 2005, negative goodwill amortization mainly corresponded to Quinenco's investment in VTR (related to the investment in Entel), Hoteles Carrera and Madeco.


                                                                    Page 8 of 20
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2005
--------------------------------------------------------------------------------

      --------------------------------------------
      Amortization of Negative Goodwill - 4Q 2005
      --------------------------------------------

      Amortization of negative goodwill amounted to Ch$435 million (US$0.8 million), compared to Ch$1,590 million (US$3.1 million) in the fourth quarter of 2004. In 2005, negative goodwill amortization mainly corresponded to Quinenco's investment in VTR and Madeco.

---------------------------------------------------------------------------------------------------------------
                    CONSOLIDATED BALANCE SHEET ANALYSIS (vis-a-vis the 3rd quarter of 2005)
---------------------------------------------------------------------------------------------------------------
                                     Condensed Consolidated Balance Sheet
---------------------------------------------------------------------------------------------------------------
                                                     As of           As of           As of            As of
                                                    12/31/04        9/30/05         12/31/05         12/31/05
                                                      MCh$            MCh$             MCh$            MUS$
---------------------------------------------------------------------------------------------------------------
Current assets                                       219,451         305,961          268,428            523.8
Fixed assets                                         284,222         264,469          257,481            502.4
Other assets                                         880,424         827,397          836,613          1,632.4
---------------------------------------------------------------------------------------------------------------
Total assets                                       1,384,096       1,397,827        1,362,522          2,658.6
---------------------------------------------------------------------------------------------------------------
Current liabilities                                  149,397         195,619           99,752            194.6
Long-term liabilities                                464,559         379,819          419,462            818.5
Minority interest                                    112,233         112,404          139,055            271.3
Shareholders' equity                                 657,907         709,985          704,252          1,374,1
---------------------------------------------------------------------------------------------------------------
Total liabilities & shareholders' equity           1,384,096       1,397,827        1,362,522          2,658.6
---------------------------------------------------------------------------------------------------------------

      -------------------
      Current Assets
      -------------------

      Current assets decreased by Ch$37,533 million (US$73.2 million) or 12.3% compared to the third quarter of 2005, due to a reduction in current assets at the corporate level, Madeco and Telefonica del Sur.

      At the corporate level, current assets decreased due to the use of cash and cash equivalents amounting to Ch$13,672 million (observed exchange rate on November 21, 2005 was US$26.0 million) to fund a portion of Madeco's capital increase. In addition, current assets at the corporate level declined as a result of the Quinenco bond refinancing in 4Q 2005.

      At Madeco, current assets decreased owing to a reduction in inventory and accounts receivable at year end. Telefonica del Sur's current assets declined as a result of debt repayment and capitalization of a ST note receivable with a subsidiary.

      -----------------------------
      Fixed Assets and Other Assets
      -----------------------------

      Fixed assets decreased by 2.6% compared to the third quarter of 2005, mainly due to the effect on Madeco of the revaluation of the Chilean peso vis-a-vis the US dollar on its US dollar held assets and depreciation for the period.

      Other assets did not vary significantly from the third quarter of 2005.

      -------------------
      Current Liabilities
      -------------------

      Current liabilities decreased by 49.0%, mainly as a consequence of the debt restructuring carried out by Quinenco in the fourth quarter (which replaced short-term with long-term debt). Likewise, Madeco sharply


                                                                    Page 9 of 20
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2005
--------------------------------------------------------------------------------

      reduced its ST bank obligations in the last quarter of the year (by Ch$54,689 million or US$106.7 million), which also served to reduce current liabilities.

      ---------------------
      Long-term Liabilities
      ---------------------

      Long-term liabilities increased by 10.4% mainly as a consequence of the debt restructuring carried out by Quinenco in the fourth quarter, which replaced short-term with long-term debt.

      -----------------
      Minority Interest
      -----------------

      Minority interest increased by 23.7% compared to the third quarter of 2005, primarily due to the increased interest of minority shareholders in Madeco following its capital increase in November 2005.

      -----------------
      Equity
      -----------------

      Shareholders' equity did not vary significantly from the third quarter of 2005.


                                                                   Page 10 of 20
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2005
--------------------------------------------------------------------------------

      --------------------------------------
      Quinenco Corporate Level Debt and Cash
      --------------------------------------

      As of December 31, 2005, financial debt with third parties at the corporate level was Ch$335,862 million (US$655.3 million). As of the same date, cash and cash equivalents amounted to Ch$81,000 million (US$158.0 million). The debt to total capitalization ratio at the corporate level was 32.0%.

      ----------------------
      NAV
      ----------------------

      As of December 31, 2005, the estimated net asset value (NAV) of Quinenco was US$2.0 billion (Ch$963 per share) and market capitalization was US$1.2 billion (Ch$580 per share). The discount to NAV is estimated at 39.8% as of the same date.

                              NAV as of 12.31.2005
                                 US$2.0 billion

                               [PIE CHART OMITTED]

                              [LINE GRAPH OMITTED]


                                                                   Page 11 of 20
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2005
--------------------------------------------------------------------------------

----------------------------------
SECTOR /OPERATING COMPANY ANALYSIS
----------------------------------

-------------------------
FINANCIAL SERVICES SECTOR
-------------------------

The following table details Quinenco's proportionate share of income from investments in the Financial Services sector during 2004 and 2005:

----------------------------------------------------------------------------------------------------------------------
                                           FINANCIAL SERVICES
----------------------------------------------------------------------------------------------------------------------
                                                 Full Year                                      Full Year   Full Year
                           Ownership   4Q 2004        2004     3Q 2005      4Q 2005   4Q 2005        2005        2005
                                   %      MCh$        MCh$        MCh$         MCh$      MUS$        MCh$        MUS$
----------------------------------------------------------------------------------------------------------------------
Banco de Chile (1)             52.2%     9,343      47,254      13,261       10,947      21.4      52,769       103.0
----------------------------------------------------------------------------------------------------------------------

(1)   Ownership % in the above table corresponds to voting rights in Banco de
      Chile.

                                            BANCO DE CHILE
-----------------------------------------------------------------------------------------------------------------
                                               Quarter                                  Full Year
-----------------------------------------------------------------------------------------------------------------
                                  4Q 2004       4Q 2005     4Q 2005          2004             2005          2005
                                     MCh$          MCh$        MUS$          MCh$             MCh$          MUS$
-----------------------------------------------------------------------------------------------------------------
Operating revenues               125,727       139,927       273.0       486,737          518,451       1,011.6
Provision for loan losses        (21,668)      (18,094)      (35.3)      (76,158)         (55,014)       (107.3)
Operating expenses               (72,588)      (76,297)     (148.9)     (249,623)        (276,464)       (539.4)
Net income (loss)                 32,085        39,323        76.7       158,123          180,724         352.6
-----------------------------------------------------------------------------------------------------------------
Loan portfolio, net                                                    7,136,954        8,205,924      16,011.6
Total assets                                                           9,996,575       10,692,761      20,863.9
Shareholders' equity                                                     698,817          775,107       1,512.4
-----------------------------------------------------------------------------------------------------------------
Net interest margin                  3.2%          4.6%                      3.8%             4.1%
Net financial Margin                 4.3%          4.7%                      4.0%             4.2%
Efficiency ratio                    57.7%         54.5%                     51.2%            53.3%
ROAE                                18.7%         20.6%                     23.6%            26.7%
ROAA                                 1.3%          1.5%                       1.6             1.8%
-----------------------------------------------------------------------------------------------------------------

----------------------
Full Year 2005 Results
----------------------

Banco de Chile reported net income of Ch$180,724 million (US$352.6 million), for the year ended December 31, 2005, surpassing its previous record net income of Ch$158,123 million (US$308.5 million) in 2004. The 14.3% increase was mainly attributable to strong growth in operating revenues and lower provisions for loan losses, the effect of which was partially offset by an increase in the bank's operating expenses.

Operating revenues amounted to Ch$518,451 million (US$1,011.6 million), up 6.5% from the Ch$486,737 million (US$949.7 million) reported in 2004. One of the main drivers of growth in operating revenues was net financial income which rose by 5.2% to Ch$377,369 million (US$736.3 million). Net financial income, which is the sum of net interest income and net FX transactions, grew as a result of a 1.7% increase in average interest earning assets, an increase in the inflation rate (3.8% in 2005 vs. 2.4% in 2004) and a more favorable asset mix. Fee income, which accounted for 26.6% of operating revenues in 2005, also contributed to the rise, growing by 4.9% to Ch$137,793 million (US$268.9 million). Fee income growth was mainly attributable to the bank's subsidiary operations, particularly the stock brokerage, fund management and insurance areas.


                                                                   Page 12 of 20
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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2005
--------------------------------------------------------------------------------

Gains on the sale of financial instruments related to earnings on securities held by the stock brokerage subsidiary, also boosted operating revenues during the year.

Provisions for loan losses decreased by 27.8% to Ch$55,014 million (US$107.3 million), reflecting the favorable economic environment which prevailed throughout 2005.

Operating expenses increased by Ch$26,841 million (US$52.4 million) to Ch$276,464 million (US$539.4 million) compared to 2004, primarily due to a rise in administrative expenses of Ch$12,700 million (US$24.8 million) associated with the bank's branches in the United States in connection with regulatory compliance requirements. Likewise, personnel salaries and expenses increased by Ch$9,698 million (US$18.9 million) or 6.9% as a result of employee severance expenses incurred in connection with a restructuring of the bank's commercial platform.

The higher operating expenses incurred in 2005 affected Banco de Chile's efficiency ratio (measured as operating expenses to operating revenues), which led to a deterioration in the bank's efficiency rate for the period (53.3% in 2005 as compared to 51.3% in 2004). Isolating the effect of one-time expenditures for personnel restructuring and U.S. regulatory compliance costs, the efficiency ratio would have dropped to below 50% as of December 2005.

Price-level restatement losses totaled Ch$11,450 million (US$22.3 million) compared to price-level restatement losses of Ch$7,735 million (US$15.1 million) reported in 2004. The losses in 2005 reflect the higher inflation experienced during the period.

Income taxes increased from Ch$19,010 million (US$37.1 million) to Ch$21,391 million (US$41.7 million) due to the higher income tax base in 2005 which resulted from the bank's growth in income before taxes.

As of December 2005, the Bank's loan portfolio had grown by 15.0% to Ch$8,205,924 million (US$16.0 billion). Loan portfolio growth was driven by increases in commercial loans, consumer loans, other outstanding loans, contingent loans and factoring and leasing contracts, all of which were stimulated by the favorable economic conditions which prevailed in 2005.

Banco de Chile was the second ranked bank in the country (in terms of loans) with a market share of 18.1% according to information published by the Chilean Superintendency of Banks for the period ended December 31, 2005. Its return on capital and reserves for the twelve-month period was 30.4%, the highest in the Chilean financial system. The local financial system as a whole reported a return on capital and reserves of 17.9% in 2005, according to the same source.

----------------------
4Q 2005 Results
----------------------

Banco de Chile's operating revenues increased by 11.3% to Ch$139,927 million (US$273.0 million) in the fourth quarter of 2005. The increase in operating revenues was mainly due to an increase in net financial income, a higher level of fee income earned during the quarter and a reduction in losses on financial instruments (net).

Operating revenues were boosted by higher net financial income, which rose from Ch$96,958 million (US$189.2 million) in 2004 to Ch$105,705 million (US$206.3 million) in 4Q 2005. Net financial income, which is calculated as the sum of net interest revenue and foreign exchange transactions (net), comprised 75.5% of operating revenues in 4Q 2005. The increase in net financial income was primarily due to the higher inflation experienced during the quarter. The increase in operating revenues was also attributable to a Ch$3,721 million (US$7.3 million) reduction in


                                                                   Page 13 of 20
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2005
--------------------------------------------------------------------------------

losses on the sale of financial instruments (net), which decreased from Ch$7,628 million (US$14.9 million) to Ch$3,907 million (US$7.6 million). Fee income, which reached Ch$38,129 million (US$74.4 million), equivalent to 27.2% of total operating revenues, increased by 4.8% mainly as a result of higher fee income associated with credit restructurings in the corporate banking area.

Provisions amounted to Ch$18,094 million (US$35.3 million), a decrease of 16.5% from the Ch$21,668 million (US$42.3 million) reported in 4Q 2004. The decline in 4Q 2005 provisions was mainly related to lower provisions on corporate loans in the construction, manufacturing and agribusiness sectors.

Other income and expenses decreased from Ch$5,712 million (US$11.1 million) to Ch$4,490 million (US$8.8 million), primarily due to higher provisions and charge-offs on assets received in lieu of payment (included with other non-operating expenses).

Operating expenses increased by 5.1% to Ch$76,297 million (US$148.9 million) compared to the fourth quarter of 2004, mainly attributable to extraordinary expenses (including a US$3 million fine) associated with the bank's U.S. branches in connection with compliance with United States regulatory requirements.

Price-level restatement losses totaled Ch$4,645 million (US$9.1 million) compared to price-level restatement losses of Ch$1,962 million (US$3.8 million) reported in 4Q 2004. The losses in 4Q 2005 reflect the higher inflation experienced during the period.

Net income increased by 22.6% to Ch$39,323 million (US$76.7 million) in 4Q 2005. The increase in net quarterly earnings mostly reflects the higher level of operating revenues earned during the quarter and a lower level of provisions for loan losses, the effect of which was partially offset by an increase in operating expenses, higher price-level restatement losses and an increase in income taxes.

----------------------
FOOD & BEVERAGE SECTOR
----------------------

The following table details Quinenco's proportionate share of income (loss) from investments in the Food & Beverage sector during 2004 and 2005:

------------------------------------------------------------------------------------------------------------------------
                                                    FOOD & BEVERAGE
------------------------------------------------------------------------------------------------------------------------
                                             Full Year                                           Full Year    Full Year
                   Ownership      4Q 2004         2004      3Q 2005      4Q 2005      4Q 2005         2005         2005
                           %         MCh$         MCh$         MCh$         MCh$         MUS$         MCh$         MUS$
------------------------------------------------------------------------------------------------------------------------
CCU                    32.1%        7,477       14,488        2,584        6,438         12.6       15,452         30.2
------------------------------------------------------------------------------------------------------------------------


                                                                   Page 14 of 20
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2005
--------------------------------------------------------------------------------

                                                    CCU
--------------------------------------------------------------------------------------------------------------
                                                Quarter                               Full Year
--------------------------------------------------------------------------------------------------------------
                                  4Q 2004      4Q 2005     4Q 2005           2004           2005         2005
                                     MCh$         MCh$        MUS$           MCh$           MCh$         MUS$
--------------------------------------------------------------------------------------------------------------
Sales                             131,054      148,595       289.9        435,683        492,047        960.1
Operating income (loss)            23,540       25,829        50.4         60,820         66,470        129.7
Net income (loss)                  24,267       19,270        37.6         47,028         48,177         94.0
--------------------------------------------------------------------------------------------------------------
Total assets                                                              613,561        643,273      1,255.2
Shareholders' equity                                                      312,979        319,030        622.5
--------------------------------------------------------------------------------------------------------------

-----------------------------
Full Year 2005 Results
-----------------------------

CCU's consolidated sales revenue rose by 12.9% to Ch$492,047 million (US$960.1 million), attributable to an 8.4% increase in volume sold and 3.7% higher average prices. Beer in both Chile and Argentina and the soft drinks and mineral water segments benefited from strong sales, accounting for approximately 63% of the Ch$56,364 million (US$110.0 million) increase. Worth noting is that the pisco segment also contributed Ch$19,948 million (US$38.9 million) to the consolidated sales growth as a result of the creation of Cia. Pisquera de Chile in March 2005. The increase in consolidated sales was partially offset by a decline in wine sales, which fell by 1.1% as a consequence of the 6.4% appreciation of the Chilean peso vis-a-vis the US dollar. Revenues by core businesses can be broken down as follows: beer Chile (38.3%), beer Argentina (9.5%), soft drinks/mineral water (27.6%), wine (17.1%), pisco (5.8%) and others (1.7%).

Operating income jumped by 9.3% to Ch$66,470 million (US$129.7 million) in 2005, mainly due to the higher sales levels associated with the beer (Chile and Argentina), soft drinks and mineral water segments, although higher costs and SG&A expenses partially offset the increase. In addition, a decline of Ch$3,637 million (US$7.1 million) in operating income from the wine segment due to the aforementioned decline in sales and higher raw material and SG&A costs also partially offset the overall rise in operating profits for the period. EBITDA reached Ch$107,613 million (US$210.0 million) showing an increase of 3.9% over 2004.

CCU reported non-operating losses of Ch$9,315 million (US$18.2 million), compared to non-operating losses of Ch$6,400 million (US$12.5 million) in 2004. The deterioration in non-operating results is mostly explained by a reduction in other non-operating income, which in 2004 included gains on the sale of fixed assets. To a lesser extent, higher interest expense and price-level restatement losses also explain the variation.

The aforementioned 9.3% increase in operating income in 2005 was reflected in CCU's net income for the year, which rose by 2.4% to Ch$48,177 million (US$94.0 million). In spite of this marked improvement, the increase was partially offset by the aforementioned reduction in non-operating results and an increase in income taxes during the year.

-----------------------------
4Q 2005 Results
-----------------------------

CCU's sales in the fourth quarter of 2005 grew by 13.4% compared to the fourth quarter of 2004, due to an increase in consolidated sales volumes and higher average prices. The growth in sales volumes was led by the Chilean beer segment (+9.5%), the Argentine beer segment (+9.4%), soft drinks, nectar and mineral water (+4.5%) and pisco (+187.0%). The increase in sales volumes was partially offset by a decline in domestic and export wines. Higher average prices were mostly attributable to the Chilean and Argentine beer segments, pisco and domestic wines and soft drinks.


                                                                   Page 15 of 20
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2005
--------------------------------------------------------------------------------

The increase in sales led to an improvement of 9.7% in CCU's operating income for the period, which reached Ch$25,829 million (US$50.4 million). Although gross profit increased by 20.1% to Ch$84,376 million (US$164.6 million), a 25.3% rise in SG&A expenses incurred in connection with the marketing area partially offset the effect. As a percentage of sales, SG&A increased from 35.7% in the fourth quarter of 2004 to 39.4% in 4Q 2005. The consolidated operating margin was 17.4% of sales, compared to 18.0% in the same period of 2004.

CCU reported non-operating losses of Ch$3,023 million (US$5.9 million) compared to non-operating income of Ch$647 million (US$1.3 million) in 4Q 2004. The deterioration in non-operating results was primarily attributable to a reduction in other non-operating income (which in 4Q 2004 included the gain on sale of a property site), and higher interest expense associated with the debt financing of the pisco business segment.

Net income declined by 20.6% to 19,270 million (US$37.6 million) in 4Q 2005. Although quarterly results benefited from the higher sales level which led to a marked increase in operating income, the aforementioned deterioration in non-operating results and higher income tax expense dragged down the net result for the fourth quarter of the year.

-------------------------
TELECOMMUNICATIONS SECTOR
-------------------------

The following table details Quinenco's proportionate share of income from investments in the Telecommunications sector during 2004 and 2005:

---------------------------------------------------------------------------------------------------------
                                           TELECOMMUNICATIONS
---------------------------------------------------------------------------------------------------------
                                    Full Year                                      Full Year   Full Year
                Ownership   4Q 2004      2004    3Q 2005     4Q 2005     4Q 2005        2005        2005
                        %      MCh$      MCh$       MCh$        MCh$        MUS$        MCh$        MUS$
---------------------------------------------------------------------------------------------------------
Telefonica
del Sur             73.7%     1,412     5,235      1,508       1,405         2.7       5,656        11.0
Entel (1)            5.7%     1,163     2,792        960       1,033         2.0       4,040         7.9
---------------------------------------------------------------------------------------------------------

(1) Non-controlling interest

                                                 TELSUR
--------------------------------------------------------------------------------------------------------------
                                            Quarter                                Full Year
--------------------------------------------------------------------------------------------------------------
                                  4Q 2004      4Q 2005     4Q 2005           2004           2005         2005
                                     MCh$         MCh$        MUS$           MCh$           MCh$         MUS$
--------------------------------------------------------------------------------------------------------------
Sales                              14,081       13,904        27.1         54,846         54,724        106.8
Operating income (loss)             3,415        3,330         6.5         12,965         12,983         25.3
Net income (loss)                   1,915        1,907         3.7          7,108          7,667         15.0
--------------------------------------------------------------------------------------------------------------
Total assets                                                              143,106        128,624        251.0
Shareholders' equity                                                       66,299         67,693        132.1
--------------------------------------------------------------------------------------------------------------

-------------------------
Full Year 2005 Results
-------------------------

Telefonica del Sur's revenues reached Ch$54,724 million (US$106.8 million) in 2005, varying only slightly from the Ch$54,846 million (US$107.0 million) reported in 2004. Although the sales level in 2005 remained constant, the revenue mix highly favored non-regulated services, which in 2005 accounted for 42.6% of total revenues, up from 38% in 2004. The Ch$2,464 million (US$4.8 million) or 11.8% growth in non-regulated services offset the decline in revenues associated with basic telephony and access charges, which fell by Ch$2,379 million (US$4.6 million) and Ch$206 million (US$0.4 million), respectively.


                                                                   Page 16 of 20
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2005
--------------------------------------------------------------------------------

Telefonica del Sur continued to migrate towards fixed price plans for basic telephony services, which has tended to compensate for lost traffic revenue due to the substitution of Internet and mobile communications alternatives.

Total lines in service (including prepaid clients) reached 190,971 in 2005, an increase of 2.7%. Long distance revenues were affected by lower average prices, which resulted in a 6.9% decline in 2005.

Internet revenue jumped by 33.2% to Ch$8,433 million (US$16.5 million) in 2005, accounting for 15.4% of all sales. The strong growth in this area was due to a 43.8% increase in the number of wide band clients, which as of December 31, 2005 reached 36,542. Likewise, revenue from security and data services experienced rapid growth in 2005, increasing by 30.8% and 7.3%, respectively.

Basic telephony services and user access charges accounted for 57.4% (46.8% and 10.6%, respectively) of all revenues, followed by Internet (15.4%), long distance services (7.8%), public telephones (5.6%), data services (4.9%), security (4.6%) and other non-regulated services (4.3%), which include telephone guides and equipment sales, among others.

Operating profits remained steady at Ch$12,983 million (US$25.3 million), varying by less than 1% from 2004. Selling, general and administrative expense as a percentage of sales was 26.6%, compared to 26.7% in 2004. Telefonica del Sur's cash generating capacity remained strong in 2005 with EBITDA reaching Ch$26,520 million (US$51.7 million), almost unchanged from the Ch$26,449 million (US$51.6 million) reported in 2004. Free cash flow was mainly used to fund CAPEX, dividends and debt service obligations.

Non-operating losses decreased from Ch$3,562 million (US$7.0 million) in 2004 to Ch$2,930 million (US$5.7 million) in 2005. The improvement in non-operating results was primarily due to a 29.2% reduction in interest expense (net of interest income) as a result of a debt restructuring carried out in 2005.

Net profit in 2005 amounted to Ch$7,677 million (US$15.0 million), representing an 8.0% increase from the Ch$7,108 million (US$13.9 million) reported in 2004. The increase in bottom line results for the year was mainly attributable to the aforementioned improvement in non-operating results.

--------------------
4Q 2005 Results
--------------------

Telefonica del Sur's revenues reached Ch$13,904 million (US$27.1 million) varying by 1.3% from the Ch$14,081 million (US$27.5 million) reported in the fourth quarter of 2004. The slight reduction in sales was mainly due to the migration of customers to fixed rate telephony plans. In general terms, while substitution of fixed telephony for mobile telephony and other alternatives has continued to capture a portion of the company's traditional sale base, Telefonica del Sur continued to successfully bolster its product base to rely on revenue generation from non-regulated services.

In spite of a reduction of 3.0% in SG&A expenses, operating profit declined by 2.5% to Ch$3,330 million (US$6.5 million), reflecting the lower sales level. The operating margin decreased slightly from 24.3% to 23.9% of sales.

Telefonica del Sur reported non-operating losses of Ch$832 million (US$1.6 million), down by 8.2% from the non-operating losses of Ch$906 million (US$1.8 million) reported in 4Q 2004. The improvement in non-operating results was primarily attributable to a reduction in interest expense as a result of a lighter debt load.


                                                                   Page 17 of 20
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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2005
--------------------------------------------------------------------------------

Telefonica del Sur reported net income of Ch$1,907 million (US$3.7 million), a variation of only Ch$8 million (US$15 thd) compared to the Ch$1,915 million (US$3.7 million) reported in the fourth quarter of 2004, mainly as a result of the aforementioned improvement in non-operating results.

--------------------
MANUFACTURING SECTOR
--------------------

The following table details Quinenco's proportionate share of income (loss) from investments in the Manufacturing sector during 2004 and 2005:

------------------------------------------------------------------------------------------------------------
                                               MANUFACTURING
------------------------------------------------------------------------------------------------------------
                                     Full Year                                      Full Year     Full Year
                 Ownership   4Q 2004      2004    3Q 2005     4Q 2005   4Q 2005          2005          2005
                         %      MCh$      MCh$       MCh$        MCh$      MUS$          MCh$          MUS$
------------------------------------------------------------------------------------------------------------
Madeco               47.8%       411     4,781        824         858       1.7         6,089          11.9
------------------------------------------------------------------------------------------------------------

                                                 MADECO
-----------------------------------------------------------------------------------------------------------
                                           Quarter                               Full Year
-----------------------------------------------------------------------------------------------------------
                                  4Q 2004     4Q 2005    4Q 2005         2004          2005           2005
                                     MCh$        MCh$       MUS$         MCh$          MCh$           MUS$
-----------------------------------------------------------------------------------------------------------
Sales                              77,158      88,555      172.8      335,700       365,488          713.1
Operating income (loss)             4,858       5,898       11.5       26,082        27,840           54.3
Net income (loss)                     805       1,802        3.5        8,819        12,014           23.4
-----------------------------------------------------------------------------------------------------------
Total assets                                                          355,255       344,338          671.9
Shareholders' equity                                                  164,219       205,380          400.7
-----------------------------------------------------------------------------------------------------------

--------------------------
Full Year 2005 Results
--------------------------

Madeco's sales level rose by 8.9% to Ch$365,488 million (US$713.1 million) in 2005. The growth in sales during the year was mainly attributable to an increase in the volume sold and higher average prices of cable products in Brazil, Chile and Peru. Price increases were related to the increase in the price of copper. The rise in consolidated sales was partially offset by lower sales corresponding to the brass mills, flexible packaging and aluminum profiles business units.

Sales corresponding to the cable business unit were up by Ch$39,806 million (US$77.7 million) or 23.1% to Ch$212,062 million (US$413.8 million) as a consequence of strong demand for copper wire and copper and aluminum cables in Madeco's main markets of Brazil, Chile and Peru. The increase in sales was price driven (+12.6%), although a 9.3% increase in the volume sold also contributed to the boost in sales.

Brass mill sales fell by 8.2% to Ch$79,908 million (US$155.9 million) due to a reduction in the volume sold (-11.4%) in Chile and a lower level of export sales from Chile. Likewise, the flexible packaging unit also reported a decline in sales from Ch$46,742 million (US$91.2 million) in 2004 to Ch$44,159 million (US$86.2 million) in 2005. Reduced sales in Chile were mainly the effect of a closure of a subsidiary in 2004, although the Chilean operations are also in the process of refocusing their product line which also implied lost sales. Sales of the aluminum profiles unit remained in line with those of 2004, decreasing slightly to Ch$29,359 million (US$57.3 million) due to lower average prices.

Sales of the cable business unit accounted for 58.0% of total sales, followed by brass mills (21.9%), flexible packaging (12.1%) and aluminum profiles (8.0%).


                                                                   Page 18 of 20
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2005
--------------------------------------------------------------------------------

In spite of higher costs associated with raw materials, particularly copper and aluminum, as well as a 4.6% increase in SG&A expenses mostly related to one-time expenses in the Brazilian cable operations, the strong sales performance of the cables business unit led to an increase in operating profits for the period. Operating income rose by 6.7% to Ch$27,840 million (US$54.3 million), almost entirely attributable to the 78.3% growth experienced by the cable unit during the year.

Operating profit by business unit can be broken down as follows: cables (69.6%), brass mills (7.3%), flexible packaging (12.3%) and aluminum profiles (10.8%). The operating margin as a percentage of sales fell slightly from 7.8% in 2004 to 7.6% in 2005, mainly due to the aforementioned cost increases of raw materials. The growth in EBITDA for the year was 4.9%, reaching Ch$39,082 million (US$76.3 million).

Madeco reported non-operating losses of Ch$13,642 million (US$26.6 million), down by 7.9% from the Ch$14,816 million (US$28.9 million) reported in 2004, mostly explained by a 17.9% reduction in interest expense as a consequence of a lower debt level and lower prevailing interest rates, as well as a decline in non-operating expenses (net). Non-operating expenses (net) are primarily composed of assets write-downs in Argentina and Chile and credits related to the reversal of provisions made in prior periods. The reduction in non-operating losses was partially offset by an increase in price-level restatement losses and exchange rate losses due to the devaluation of the Brazilian real in December 2005.

Madeco reported net income of Ch$12,014 million (US$23.4 million) in 2005. This represented an increase of 36.2% compared to 2004, attributable to the significantly stronger performance of the cable business unit at the operating level and an improvement in non-operating results.

-------------------
4Q 2005 Results
-------------------

Madeco's sales in the fourth quarter of 2005 increased by 14.8% to Ch$88,555 million (US$172.8 million), attributable to higher sales of the cables business unit whose sales grew by 37.5% million to Ch$52,745 million (US$102.9 million). The increase in sales was partially offset by a reduction in sales in the brass mills, flexible packaging and aluminum profiles business units, which fell by Ch$2,998 million (US$5.9 million) or 7.7% to Ch$35,810 million (US$69.9 million).

Cable sales were boosted by a 16.7% increase in sales volumes, as well as higher average prices. Sales increases of cable products were attributable to all of Madeco's markets, particularly Peru where sales grew by 79.3%. Brass mills sales fell by 7.1%, owing to lower sales volumes in Chile and a reduction in export revenue attributable to the revaluation of the Chilean peso. Flexible packaging sales were down by 9.3% compared to 4Q 2004 as a result of the disposal of Alufoil late last year. Aluminum profiles sales dropped by 8.0% due to competitive pressure from imported products.

Sales of the wire and cables business unit (whose principal operation is Ficap Brazil) accounted for 59.5% of total sales, followed by brass mills (20.5%), flexible packaging (11.8%) and aluminum profiles (8.2%).

The increase in sales of the cables business unit led to a sharp increase in operating income earned during the fourth quarter of 2005. Additionally, the flexible packaging unit more than tripled its operating profits mainly due to production and operational efficiencies. As a consequence, consolidated operating income rose from Ch$4,858 million (US$9.5 million) to Ch$5,898 million (US$11.5 million), an increase of 21.4%. This increase more than offset the decline in operating income reported by the brass mills and aluminum profiles units. Operating income of the wire and cable business unit accounted for Ch$4,254 million (US$8.3 million) of total operating income, followed by


                                                                   Page 19 of 20
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2005
--------------------------------------------------------------------------------

flexible packaging (Ch$1,252 million, US$2.4 million) and aluminum profiles (Ch$460 million, US$0.9 million). The brass mills unit reported an operating loss of Ch$69 million (US$0.1 million). The operating margin rose to 6.7% compared to 6.3% one year ago, primarily due to the improved operating performance of the cables and flexible packaging units.

Non-operating losses amounted to Ch$5,430 million (US$10.6 million), up from the Ch$3,845 million (US$7.5 million) reported in 4Q 2004. The increase in non-operating losses is largely explained by a deterioration in foreign currency translation results. Madeco reported FX losses of Ch$2,208 million (US$4.3 million), compared to FX gains of Ch$749 million (US$1.5 million) in 4Q 2004, primarily due to the devaluation of the Brazilian real in December. Worth noting is interest expense fell by 33.8%, partially offsetting the increase in non-operating losses during the quarter.

Madeco reported a net profit of Ch$1,802 million (US$3.5 million) for the fourth quarter of 2005, compared to net income of Ch$805 million (US$1.6 million) in 4Q 2004. The 123.9% increase in net quarterly earnings was attributable to the aforementioned improvement in operating results and income tax credits amounting to Ch$1,630 million (US$3.2 million), the effect of which was partially offset by the deterioration in non-operating results during the fourth quarter.

                                        #

All of Quinenco's Earnings and Press Releases and other relevant information on the Company, including quarterly financial statements, are available for viewing on the Company's website:

--------------------------------------------------------------------------------
                                www. quinenco.cl
                             www. quinencogroup.com
--------------------------------------------------------------------------------


                                                                   Page 20 of 20
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  QUINENCO S.A.


                                         By: s/s Luis Fernando Antunez
                                            ------------------------------------
                                         Name: Luis Fernando Antunez
                                         Title: Authorized Representative

Dated: March 1, 2006